SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549
                       -----------------------

                            SCHEDULE 13D
                           (Rule 13d-101)
               Under the Securities Exchange Act of 1934


                    SYSTEM SOFTWARE ASSOCIATES, INC.
                    -------------------------------
                           (Name of Issuer)


               Common Stock, Par Value $.0033 Per Share
               ----------------------------------------
                    (Title of Class of Securities)


                               87183910
                    -------------------------------
                            (CUSIP Number)

                        Steven M. Woghin, Esq.
               Senior Vice President and General Counsel
                Computer Associates International, Inc.
                    One Computer Associates Plaza
                      Islandia, New York  11788
                           (516) 342-5224
                    -------------------------------
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                           September 8, 1997
                    -------------------------------
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

CUSIP No. 87183910               13D

1 Name of Reporting Person
  S.S. or I.R.S. Identification No. of Above Person
  Computer Associates International, Inc.           13-2857434

2 Check the Appropriate Box if a Member of a Group            (a) [ ]
  (See Instructions)	                                      (b) [ ]

3 SEC Use Only

4 Sources of Funds (See Instructions)
  WC

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant
  to Item 2(d) or 2(e)                                            [ ]

6 Citizenship or Place of Organization
  Delaware

  Number of    7       Sole Voting Power
  Shares               3,603,603

  Beneficially 8       Shared Voting Power
  Owned by             0

  Each         9       Sole Dispositive Power
  Reporting            3,603,603

  Person With  10      Shared Dispositive Power
                       0

11 Aggregate Amount Beneficially Owned by Each Reporting Person
   3,603,603

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain
   Shares (See Instructions)                                      [ ]

13 Percent of Class Represented by Amount in Row (11)
   7.8%

14 Type of Reporting Person (See Instructions)
   CO

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement relates is the Common Stock, par value $.0033 per share (the Common Stock), of System Software Associates, Inc., a Delaware corporation (the Issuer), with its principal executive offices located at 500 West
Madison, Chicago, Illinois 60661.

Item 2.  Identity and Background.

         (a)-(c), (f) This Statement is filed by Computer Associates International, Inc., a Delaware corporation (Computer Associates). Computer Associates is engaged in the design, development, marketing and support of standardized computer software products for use with a broad range of desktop, midrange and mainframe computers from many different hardware manufacturers. The principal executive offices of Computer Associates are located at One Computer Associates Plaza, Islandia, New York 11788.

         The name, business address and present principal occupation or employment of each director and executive officer of Computer Associates and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Each such person is a citizen of the United States of America, except for Willem F.P. de Vogel who is a citizen of The Netherlands. Unless otherwise indicated below, the business address of each such person is c/o Computer Associates International, Inc., One Computer Associates Plaza, Islandia, New York 11788.

         Russel M. Artzt is a director and Executive Vice President-Research and Development of Computer Associates.

         Willem F.P. de Vogel, a director of Computer Associates, is the President of Three Cities Research, Inc., a private investment management firm. The business address of Mr. de Vogel is c/o Three Cities Research, Inc., 135 East 57th Street, New York , New York 10022.

         Irving Goldstein, a director of Computer Associates, is the Director General and Chief Executive Officer of INTELSAT, an international satellite telecommunications company. The business address of Mr. Goldstein is c/o INTELSAT, 3400 International Drive, N.W., Washington, D.C. 20008.

         Richard A. Grasso, a director of Computer Associates, is the Chairman and Chief Executive Officer of the New York Stock Exchange, a national securities exchange. The business address of Mr. Grasso is c/o New York Stock Exchange, 11 Wall Street, New York, New York 10005.

         Shirley Strum Kenny, a director of Computer Associates, is the President of the State University of New York at Stony Brook, a New York State-run university. The business address of Ms. Kenny is President s Office, State University of New York at Stony Brook, Stony Brook, New York 11794.

         Sanjay Kumar is a director and President and Chief Operating Officer of Computer Associates.

         Charles B. Wang is a director and Chief Executive Officer and Chairman of the Board of Computer Associates.

         Michael A. McElroy is a Vice President-Legal and Secretary of Computer Associates.

         Charles P. McWade is a Senior Vice President-Finance of
Computer Associates.

         Peter A. Schwartz is a Senior Vice President-Finance and
Chief Financial Officer of Computer Associates.

         Ira H. Zar is a Senior Vice President and Treasurer of
Computer Associates.

         (d) and (e) Neither Computer Associates nor, to the knowledge of Computer Associates, any of the other persons specified in
Item 2 above has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On March 27, 1997, pursuant to the Note Purchase Agreement between the Issuer and Computer Associates, a copy of which is attached as Exhibit 1 to this Statement (the Note Purchase Agreement), the
Issuer issued and delivered to Computer Associates, and Computer Associates purchased, in a private placement Issuer s Floating Rate Convertible Note Due 2000 in the principal amount of $12 million. A copy of the Floating Rate Convertible Note Due 2000 is attached as
Exhibit 2 to this Statement (the Convertible Note). Computer Associates paid the $12 million purchase price for the Convertible Note using working capital available to it. The principal amount of the Convertible Note, in whole or in part, may be converted into shares of Common Stock at a per share conversion price of $3.33. Such conversion price is subject to adjustment as set forth in the Convertible Note.

         The information set forth in this Item 3 is qualified in its entirety by reference to the Note Purchase Agreement and the Convertible Note, each of which is incorporated herein by reference.

Item 4.  Purpose of Transaction.

         Computer Associates purchased the Convertible Note on March
27, 1997 for investment purposes. Computer Associates will continue to evaluate its investment in the Issuer on the basis of various factors, including the Issuer s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer s securities in particular, Computer Associates own financial condition, other investment opportunities and other future developments. Based upon such evaluation, Computer Associates will take such actions in the future as Computer Associates may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, Computer Associates may determine to dispose of all or a portion of the Convertible Note or the shares of Common Stock issuable upon conversion of the Convertible Note (the Conversion Shares) or to enter into option or other transactions (including, without limitation, hedging transactions) with third parties with respect to the Common Stock.

         Except as set forth in this Item 4, Computer Associates has no plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on September 17, 1997, Computer Associates beneficially owned 3,603,603 shares of Common Stock, all of which are issuable upon conversion of the Convertible Note. Assuming full conversion of the Convertible Note, such 3,603,603 shares represent approximately 7.8% of the outstanding shares of Common Stock (computed on the basis of 42,652,000 shares of Common Stock outstanding as of July 31, 1997 as specified in Amendment No. 3, filed on September 3, 1997, to the Issuer s Registration on Form S-3 (Registration No. 333-31271) (the Registration Statement) relating to the Issuer s public offering of Convertible Subordinated Notes Due 2002 (the Public Note Offering) plus 3,603,603 shares issuable upon conversion of the Convertible Note).

         Computer Associates acquired beneficial ownership of the 3,603,603 Conversion Shares pursuant to the Letter Agreement dated September 9, 1997 between the Issuer and Computer Associates, a copy of which is attached as Exhibit 3 to this Statement (the Letter Agreement) and is incorporated herein by reference. The Letter Agreement provides, among other things, that the Convertible Note may be converted into shares of Common Stock, at the option of Computer Associates, beginning 45 days after the effective date of the Registration Statement. According to the Company, the Registration Statement was declared effective by the Securities and Exchange Commission (the Commission) on September 8, 1997 (the Public Offering Date).

         To the knowledge of Computer Associates, none of Computer Associates directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Issuer.

         (b) Computer Associates has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 3,603,603 Conversion Shares.

         (c) On July 15, 1997, in a privately negotiated transaction, Computer Associates purchased from RBC Dominion Securities Corporation as agent for Royal Bank of Canada (together, RBC), at a price of $1.00 per option, 1,200,000 options to sell one share of Common Stock per option to RBC at a price per share of $7.800726 (collectively, the Put Options). Simultaneously with the purchase of the Put Options, in a privately negotiated transaction, RBC purchased from Computer Associates, at a price of $1.00 per option, 1,200,000 options to purchase one share of Common Stock per option from Computer Associates at a price per share of $9.827355 (collectively, the Call Options and, together with the Put Options, the SSA Options). The SSA Options are deemed to be automatically exercised on the expiration date of July 15, 1999 and, except in certain limited circumstances, may not be exercised prior to such expiration date. Unless Computer Associates elects to settle the SSA Options using shares of Common Stock, the SSA Options will be settled by a net cash payment from Computer Associates to RBC or from RBC to Computer Associates depending upon the arithmetic average of the closing prices of the Common Stock on July 13, 1999, July 14, 1999 and July 15, 1999.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 3,603,603 Conversion Shares

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         On March 27, 1997, pursuant to the Note Purchase Agreement, the Issuer issued and delivered to Computer Associates, and Computer Associates purchased, in a private placement the Convertible Note for $12 million. The principal amount of the Convertible Note, in whole or in part, may be converted into shares of Common Stock at a per share conversion price of $3.33, subject to adjustment as set forth in the Convertible Note. The Convertible Note was convertible into shares of Common Stock at the option of (i) Computer Associates, at any time after March 27, 1998 or any time prior to such date following either the Issuer s issuance of a redemption notice to redeem the Convertible Note or the occurrence and continuance of an event of default under the Convertible Note or (ii) the Issuer, if the closing price of the Common Stock is equal to or in excess of $20.00 per share for any 20 trading days in any 30 trading day period. The Note Purchase Agreement and the Convertible Note also contain, among other things, certain covenants and representations and warranties of the Issuer, registration rights with respect to the Conversion Shares, transfer restrictions on the Convertible Note and the Conversion Shares, and anti-dilution provisions.

         On September 8, 1997, in connection with the Public Note Offering, Computer Associates executed a Letter to Hambrecht & Quist, LLC and Lazard Freres & Co., LLC, a copy of which is attached as Exhibit 4 to this Statement (the Lock-up Letter), pursuant to which Computer Associates agreed that it will not (i) offer, sell, pledge or otherwise contract to sell, grant or sell any option or other contract to purchase, purchase or otherwise acquire any option or other contract to sell or otherwise dispose of or transfer any Conversion Shares, (ii) enter into hedging transactions with respect to any Conversion Shares or
(iii) enter into any swap or any other agreement or transaction that transfers the economic consequences of ownership of any Conversion Shares. Such restrictions became effective on the Public Offering Date and will remain in effect until 45 days after the Public Offering Date with respect to 1,200,000 Conversion Shares and 90 days after the Public Offering Date with respect to the other 2,403,603 Conversion Shares.

         On September 9, 1997, in connection with the execution of the Lock-up Letter, the Issuer and Computer Associates entered into the Letter Agreement, pursuant to which, among other things, the Issuer agreed to file with the Commission within five business days after the Public Offering Date a registration statement covering all of the Conversion Shares, and to use its best efforts to have such registration statement declared effective by the Commission within 45 days after the Public Offering Date. In addition, pursuant to the Letter Agreement, Computer Associates and the Issuer agreed that the Issuer could not exercise its right to redeem the Convertible Note until the later of the effective date of the registration of the Conversion Shares or 90 days after the Public Offering Date, and that the Convertible Note shall be convertible into Conversion Shares, at the option of Computer Associates, beginning 45 days after the Public Offering Date.

         The information set forth above in this Item 6 is qualified in its entirety by reference to the Note Purchase Agreement, the Convertible Note, the Lock-up Letter and the Letter Agreement, each of which is incorporated herein by reference.

         On July 15, 1997, in a privately negotiated transaction, Computer Associates purchased from RBC Dominion Securities Corporation as agent for Royal Bank of Canada (together, RBC), at a price of $1.00 per option, 1,200,000 options to sell one share of Common Stock per option to RBC at a price per share of $7.800726 (collectively, the Put Options). Simultaneously with the purchase of the Put Options, in a privately negotiated transaction, RBC purchased from Computer Associates, at a price of $1.00 per option, 1,200,000 options to purchase one share of Common Stock per option from Computer Associates at a price per share of $9.827355 (collectively, the Call Options and, together with the Put Options, the SSA Options). The SSA Options are deemed to be automatically exercised on the expiration date of July 15, 1999 and, except in certain limited circumstances, may not be exercised prior to such expiration date. Unless Computer Associates elects to settle the SSA Options using shares of Common Stock, the SSA Options will be settled by a net cash payment from Computer Associates to RBC or from RBC to Computer Associates depending upon the arithmetic average of the closing prices of the Common Stock on July 13, 1999, July 14, 1999 and July 15, 1999.

         Except as described in this Statement, to the knowledge of Computer Associates, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 Note Purchase Agreement, dated March 27, 1997, between the Issuer and Computer Associates

Exhibit 2 $12,000,000 Floating Rate Convertible Note Due 2000 issued on March 27, 1997 by the Issuer to Computer Associates

Exhibit 3 Letter Agreement dated September 9, 1997 between the Issuer and Computer Associates

Exhibit 4 Letter dated September 8, 1997 from Computer Associates to Hambrecht & Quist, LLC and Lazard Freres & Co., LLC

                               SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September [18], 1997              COMPUTER ASSOCIATES
                                          INTERNATIONAL, INC.



                                          By:/s/ Peter Schwartz
                                             -------------------------
                                          Name:  Peter Schwartz
                                          Title: Senior Vice President,
                                                 Chief Financial Officer